

13030224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66705

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 McKinney Avenue, 11th Floor

(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ayesha Haq (972) 763-4070

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Payne & Smith, LLC

(Name – *if individual, state last, first, middle name)*

5952 Royal Lane, Suite 158	Dallas	Texas	75230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ayesha Haq ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc.______________________, as Of December 31 __________, 2012 ________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Controller & FINOP

Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
DENNIS FITZGERALD
My Commission Expires
January 19, 2016

This report**contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- √ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- √ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital I 5c-3-1 and the Computation for Determination of the Reserve Requirements Under Exh 1 5c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition \ respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- √ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed sin date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

NEXBANK SECURITIES, INC.

Financial Statements

December 31, 2012



PAYNE & SMITH, LLC

Certified Public Accountants

NEXBANK SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2012

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934



PAYNE & SMITH, LLC
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
NexBank Securities, Inc.

We have audited the accompanying balance sheet of NexBank Securities, Inc. (Company) as of December 31, 2012 and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based upon our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexBank Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Payne & Smith, LLC

January 31, 2013

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

NEXBANK SECURITIES, INC.

Balance Sheet

December 31, 2012

(In Thousands)

ASSETS	
Cash and cash equivalents	$ 3,208
Receivables:	
Non-customers	4
Affiliates	39
Total receivables	43
Furniture, equipment, and leasehold improvements, net	353
Other assets	515
Total assets	$ 4,119
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued expenses	$ 1,582
Total liabilities	1,582
Stockholder's equity:	
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)	-
Additional paid-in capital	2,440
Retained earnings	97
Total stockholder's equity	2,537
Total liabilities and stockholder's equity	$ 4,119

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Income and Comprehensive Income

For the Year Ended December 31, 2012

(In Thousands)

Revenue:		
Consulting	$	6,598
Account supervision, investment advisory, and administrative services		3,552
Other		160
Total revenue		10,310
Expenses:		
Compensation and benefits		6,518
Occupancy, furniture, and fixtures		644
Travel and entertainment		366
Regulatory fees		90
Data processing		74
Other		682
Total expenses		8,374
Net income		1,936
Other comprehensive income		-
Total comprehensive income	$	1,936

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2012

(In Thousands)

	Common Stock	Paid in Surplus	Retained Earnings (Accumulated Deficit)	Total
Balances, January 1, 2011	$ -	$ 1,940	$ (845)	$ 1,095
Effect of merger	-	500	1,006	1,506
Net income	-	-	1,936	1,936
Distributions to stockholder	-	-	(2,000)	(2,000)
Balances, December 31, 2012	$ -	$ 2,440	$ 97	$ 2,537

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2012

(In Thousands)

Cash flows from operating activities:		
Net income	$	1,936
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		129
Decrease in assets:		
Receivables from affiliates		47
Other assets		314
Decrease in liabilities:		
Accounts payable and accrued expenses		(1,306)
Net cash provided by operating activities		1,120
Cash flows from investing activities:		
Net additions to furniture, equipment, and leasehold improvements		(573)
Proceeds from sale of furniture, equipment and leasehold improvements		774
Acquisition of partial ownership in unconsolidated partnership		(300)
Net cash received in connection with merger		1,997
Net cash provided by investing activities		1,898
Cash flows from financing activities:		
Dividends paid		(2,000)
Net cash used in financing activities		(2,000)
Net increase in cash and cash equivalents		1,018
Cash and cash equivalents:		
Beginning of year		2,190
End of year	$	3,208

See accompanying notes to financial statements.

1. Organization and Nature of Business

NexBank Securities, Inc. (Company), a Delaware Limited Corporation is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI).

Effective January 1, 2012, Barrier Advisors, Inc. (Barrier), an affiliate through common ownership, was merged with and into the Company. Because the Company and Barrier were under common control at the time of the merger, the resultant transfer of assets and liabilities to the Company has been accounted for at historical cost in a manner similar to a pooling of interests.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

The Company uses the indirect method to present cash flows from operating activities.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of furniture and equipment, the related gain or loss is included in income.

Depreciation and amortization expense amounted to approximately $129,000 for the year ended December 31, 2012.

Recognition of Revenue

Consulting, account supervision, investment advisory, and administrative services are accrued and recognized as they are earned. Other income is recognized as it is earned and billed.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholders. Consequently, no provision or liability for Federal income taxes has been reflected in the accompanying financial statements.

Fair Values of Financial Instruments

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

3. Merger

Effective January 1, 2012, Barrier Advisors, Inc. (Barrier), an affiliate through common ownership, was merged with and into the Company. Financial Accounting Standards Board (FASB) ASC 805, "Business Combinations" excludes transfers of net assets or exchanges of equity interests between entities under common control from its scope; however, does state that transfers of net assets or exchanges of equity interests between entities under common control are to be accounted for similar to the pooling of interests method ("as-if pooling-of-interests") in that the entity that receives the net assets or the equity interests initially recognizes the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Because the Company and Barrier were under common control at the time of the merger, the transfer of assets and liabilities to the Company has been recorded at historical cost in a manner similar to a pooling of interests.

A summary of the historical costs of assets acquired and liabilities assumed in connection with the merger are as follows:

Assets acquired:	
Cash and cash equivalents	$ 1,997
Furniture, equipment, and leasehold improvements	674
Other assets	464
	3,135
Liabilities assumed:	
Accounts payable and accrued expenses	1,628
	1,628
Assets acquired in excess of liabilities assumed	$ 1,507

4. Statement of Cash Flows

The Company uses the indirect method to present cash flows from operating activities. The Company paid no amounts for interest expense or federal income taxes. Other supplemental cash flow information is as follows:

Merger of Barrier (more fully discussed in Note 3):	
Recorded amounts of assets acquired	$ 1,138
Liabilities assumed	(1,628)
Cash and cash equivalents received in merger	1,997
Total cost	369
	$ 1,507

5. **Recent Accounting Pronouncements**

In December 2011, the FASB issued Accounting Standards Update 2011-10, *Property, Plant, and Equipment (Topic 360).* The amendments in this update clarify the diversity in practice about whether the guidance in Subtopic 360-20 applies to the derecognition of in substance real estate when the parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate because of a default by the subsidiary on its nonrecourse debt. The guidance emphasizes that the accounting for such transactions is based on their substance rather than their form. This standard is effective for periods ending after December 15, 2013. This statement is not expected to have a material impact on the Company's financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-11, *Balance Sheet (Topic 210).* The amendments in this update enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement. This standard is effective for annual reporting periods beginning January 1, 2013. This statement is not expected to have a material impact on the Company's financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-12, *Comprehensive Income (Topic 220).* The amendment defers the effective date for the amendments to the presentation of reclassification adjustments items out of accumulated other comprehensive income. The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income. This standard is effective for fiscal years ending after December 15, 2012. This statement did not have a material impact on the Company's financial statements.

In July 2012, the FASB issued Accounting Standards Update 2012-02, *Intangibles-Goodwill and Other (Topic 350).* In accordance with this amendment an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the qualitative impairment test. This standard is effective for fiscal years ending after September 15, 2012. This statement did not have a material impact on the Company's financial statements.

In October 2012, the FASB issued Accounting Standards Update 2012-04, *Technical Corrections and Improvements.* The amendments in this update cover a wide range of topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2013. The adoption of ASU 2012-04 is not expected to have a material impact on the Company's financial statements.

In October 2012, the FASB issued Accounting Standards Update 2012-06, *Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution (Topic 805).* The update indicates that when a reporting entity initially recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs, the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement or the remaining life of the indemnified assets). The amendments in the update are effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012, and should be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption. The adoption of this update is not expected to have a material impact on the Company's financial statements.

6. Related Party Transactions

The Company derives a significant portion of its income on products and marketing it performs for and on behalf of Highland Capital Management, L.P. (HCMLP). HCMLP is an entity which is owned principally by the majority stockholders of NCI. Approximately $3,552,000 (35% of total revenue) was derived from transactions involving HCMLP and/or various other affiliated entities during 2012. The Company's future operations are dependent on its continued revenue stream from HCMLP. (See also Note 11).

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2012 amounted to approximately $361,000, including rent allocation of approximately $209,000, as discussed in Note 7.

During 2012, the Company exchanged certain furniture, equipment, and leasehold improvements with a net book value of approximately $774,000 for certain furniture, equipment and leasehold improvements with an allocated net book value of approximately $279,000 with NexBank, SSB (NexBank), an affiliate through common ownership. The Company received a net cash settlement of approximately $495,000, representing the difference between the net book values of the assets relinquished ($774,000) and those received ($279,000) in the exchange.

Total receivables from affiliates amounted to approximately $39,000 at December 31, 2012.

7. Commitments, Guarantees and Contingent Liabilities

The Company is involved in legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

As more fully discussed in Note 3 to the accompanying financial statements, Barrier Advisors, Inc. (BAI), an affiliate through common ownership, was merged with and into the Company effective January 1, 2012. The Company, as a result of the merger with BAI, leases its primary office facility under an informal lease agreement with NexBank, which expires August 31, 2022. Under the agreement, the Company is allocated 32% of the total lease payments required by NexBank. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2013	$ 93
2014	136
2015	141
2016	144
2017	147
Thereafter	720
	$ 1,381

Additionally, the Company is allocated rent expense from HCMLP for its out-of-state marketing facilities. Total rent expense incurred for the year ended December 31, 2012 amounted to approximately $433,000, of which approximately $209,000 was allocated from related parties.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

8. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6.67% of total aggregate indebtedness.

At December 31, 2012, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $1,626,000 and $1,582,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 97.26 to 1.00. Total net capital was approximately $1,521,000 above the minimum required net capital of approximately $105,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the audited computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2012.

9. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

10. Fair Value

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The Company had no assets or liabilities subject to fair value measurement either on a recurring or non-recurring basis at December 31, 2012.

11. Subsequent Event

During 2013, the Company expects to spin off the account supervision, investment advisory, and administrative services component of its business to a newly formed related entity, pending regulatory approval. This business component accounted for approximately $3,552,000 or approximately 35% of the Company's total revenue recognized during 2012. It is also expected that approximately 50% of the Company's employees will be assigned to the newly formed entity.

SUPPLEMENTAL SCHEDULE I



PAYNE & SMITH, LLC
Certified Public Accountants

Independent Auditors' Report on Supplemental Information Required by Rule 17a-5 Under the Securities Exchange Act of 1934

The Board of Directors
NexBank Securities, Inc.

We have audited the financial statements of NexBank Securities, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated January 31, 2013, which contained an unmodified opinion of those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under SEC Rule 15c3-1 included in Supplemental Schedule I is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Payne & Smith, LLC

January 31, 2013

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

NEXBANK SECURITIES, INC

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2012

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:		
Total stockholder's equity	$	2,537
Less deduction and/or charges		-
Less non-allowable assets:		
Cash deposits at affiliated financial institution in excess of amount allowable		-
Receivables from non-customers		4
Receivables from affiliates		39
Furniture, equipment, and leasehold improvements, net		353
Other assets		515
Net capital prior to haircuts on securities positions		1,626
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-3		1,626
Minimum net capital required		105
Excess net capital		1,521
Aggregate indebtedness:		
Accounts payable and accrued expenses		1,582
Total aggregate indebtedness	$	1,582
Ratio of aggregate indebtedness to net capital		97.26%

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(i).

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the audited computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2012.

See independent auditors' report on supplementary information.

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

December 31, 2012


PAYNE & SMITH, LLC
Certified Public Accountants

January 31, 2013

CONFIDENTIAL

To the Board of Directors of
NexBank Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of NexBank Securities, Inc. (Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safe guarding securities This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling these responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected, on a timely basis.

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and Stockholder, the SEC, the National Association of Securities Dealers, Inc., FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Payne & Smith, LLC

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Accountants on Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

December 31, 2012



PAYNE & SMITH, LLC
Certified Public Accountants

To the Board of Directors of
NexBank Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by NexBank Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating NexBank Securities, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NexBank Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences (see Exhibit 1);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and supporting documentation, noting no differences (see Exhibit 1);
4. Provided the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the relating schedules and supporting documentation (see Exhibit 1);
5. Verified that no overpayment was applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should be used by anyone other than those specified parties.

Payne & Smith, LLC

January 31, 2013

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

NEXBANK SECURITIES, INC

Exhibit 1

Reconciliation of Form SIPC-7 to
Statement of Operations

For the Year Ended December 31, 2012

(In Thousands)

ITEM NO.		
2b. Additions:		
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$	10,310
Total revenue subject to additional assessment for the period		10,310
General assessment (at the rate of.0025)		26
Less credit for amount paid with Form SIPC-6		14
Amount paid with Form SIPC-7	$	12